(LOGO)ARTHUR ANDERSEN



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To GE Capital Loan Services, Inc.

We have examined management's accompanying assertion about GE Capital Loan Services, Inc.'s (GECLS) compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as of and for the year ended December 31, 1999, in relation to its servicing of multifamily and commercial mortgage loans and that GECLS had in effect a fidelity bond and errors and omissions policy in the amount of $550,000,000 as of December 31, 1999. Our examination included all third-party loan portfolios. Management is responsible for GECLS's compliance with those servicing standards and for maintaining a fidelity bond and errors and omissions policy. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about GECLS's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on GECLS's compliance with the minimum servicing standards.

In our opinion, management's accompanying assertion that GECLS complied in all material respects with the aforementioned minimum servicing standards and had in effect a fidelity bond and errors and omissions policy in the amount of $550,000,000 as of December 31, 1999, is fairly stated, in all material respects.

Arthur Andersen LLP


Houston, Texas
January 14, 2000